SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO

                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            BellaVista Capital, Inc.
                            -------------------------
                       (Name of Subject Company (Issuer))

                            BellaVista Capital, Inc.
                            -------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                            -------------------------
                           (Title of Class Securities)

                                      None
                            -------------------------
                      (CUSIP Number of Class of Securities)

                   William Offenberg, Chief Executive Officer
                              15700 Winchester Blvd
                          Los Gatos, California 950301
                               Tel (650) 328-3060
                            -------------------------

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul Derenthal, Esq.
                           Derenthal & Dannhauser LLP
                        1999 Harrison Street, 26th Floor
                            Oakland, California 94612
                            Telephone (510) 350-3070

                            CALCULATION OF FILING FEE
               --------------------------------------------------

                 Transaction Valuation*    Amount of Filing Fee
               --------------------------------------------------

                       $1,312,500                $51.58
               --------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 750,000 outstanding shares of Common Stock at the tender offer price of $1.75 per share.

[X]  Check  the box if any part of the fee is offset  as  provided  by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $51.58 Filing Party: BellaVista Capital, Inc.
      ---------------------------------------------------------------------

        Form or Registration No.: Schedule TO Date Filed: August 15, 2008
      ---------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This Amendment No. 3 to Tender Offer Statement on Schedule TO relates to the offer by, BellaVista Capital, Inc. a Maryland corporation (the "Company"), to purchase up to 750,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $1.75 per Share, net to the seller in cash, without interest (the "Offer"). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 14, 2008 and the related Letter of Transmittal.

     The Offer terminated on October 20, 2008, and a total of 390,990 Shares were tendered and not withdrawn as of such date. In accordance with the terms of the offer the Company purchased a total of 390,990 Shares at $1.75 per Share for a total payment of $684,232.50. After completion of the Offer, a total of 11,202,880 Shares remain issued and outstanding.


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              BELLAVISTA CAPITAL, INC.



                              Dated: October 27, 2008

                              By: /s/ WILLIAM OFFENBERG
                              ------------------------------
                              Name: William Offenberg
                              Title: Chief Executive Officer